UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission File Number 1-39162
____________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ARCONIC CORP. HOURLY 401(k) PLAN
ARCONIC CORP. SALARIED 401(k) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ARCONIC CORPORATION
201 Isabella Street, Suite 400
Pittsburgh, Pennsylvania 15212-5872

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Index

Page
Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Arconic Corp. Hourly 401(k) Plan, and
Arconic Corp. Salaried 401(k) Plan

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statement of Individual Plan Net Assets Available for Benefits, December 31, 2020	2
Statement of Changes in Individual Plan Net Assets Available for Benefits, For the Period from February 1, 2020 (inception) to December 31, 2020	3
Notes to Financial Statements	4

Supplemental Schedules
Arconic Corp. Hourly 401(k) Plan Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year), December 31, 2020	18
Arconic Corp. Salaried 401(k) Plan Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year), December 31, 2020	19

Exhibit Index	20

Signatures	21

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Arconic Corp. Hourly 401(k) Plan and Arconic Corp. Salaried 401(k) Plan
Opinions on the Individual Plan Financial Statements
We have audited the accompanying statement of individual plan net assets available for benefits of Arconic Corp. Hourly 401(k) Plan and Arconic Corp. Salaried 401(k) Plan (the “Plans”) as of December 31, 2020 and the related statement of changes in individual plan net assets available for benefits for the period from February 1, 2020 (inception) to December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of each of the Plans as of December 31, 2020, and the changes in each of their net assets available for benefits for the period from February 1, 2020 (inception) to December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinions
These individual plan financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these individual plan financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the individual plan financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the individual plan financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the individual plan financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the individual plan financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2020 for each of the Plans have been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental schedules are the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental schedules reconcile to the individual plan financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the individual plan financial statements as a whole.
/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 29, 2021

We have served as the Arconic Corp. Hourly 401(k) Plan’s auditor since 2021.

We have served as the Arconic Corp. Salaried 401(k) Plan’s auditor since 2021.

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Statement of Individual Plan Net Assets Available for Benefits
December 31, 2020

	Hourly Plan	Salaried Plan
Investments
Plan’s value of interest in Arconic Corp. 401(k) Plans Master Trust at fair value:
Arconic Corporation Stock Fund	$11,084,794	$7,327,115
Howmet Aerospace Inc. Stock Fund	16,677,289	15,673,457
Other investments	487,898,538	631,320,927
Total investments at fair value in Arconic Corp. 401(k) Plans Master Trust	515,660,621	654,321,499
Investment contracts at contract value	82,743,294	98,662,865
Total value of interest in Arconic Corp. 401(k) Plans Master Trust (Note 3)	598,403,915	752,984,364
Other investments at fair value	24,453,047	30,744,357
Total Investments	622,856,962	783,728,721
Notes receivable from participants	22,418,035	5,815,496
Participant contribution receivable	544,589	—
Employer contribution receivable	331,182	—
Net assets available for benefits	$646,150,768	$789,544,217

The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Statement of Changes in Individual Plan Net Assets Available for Benefits
For the Period from February 1, 2020 (inception) to December 31, 2020

	Hourly Plan	Salaried Plan
Contributions:
Arconic Corporation Stock Fund
Participant	$967,948	$408,507
Employer	475,546	264,678
Arconic Inc. Stock Fund
Participant	219,114	109,898
Employer	106,298	118,585
Other investments
Participant	26,000,916	14,355,365
Employer	15,491,474	10,400,224
Total Contributions	43,261,296	25,657,257
Plan interest in Arconic Corp. 401(k) Plans Master Trust net investment gain:
Arconic Corporation Stock Fund	9,974,134	5,634,395
Howmet Aerospace Inc. Stock Fund	10,115,474	9,859,076
Arconic Inc. Stock Fund	(11,184,171)	(11,028,913)
Other investments	75,873,717	96,285,536
Total Plan interest in Arconic Corp. 401(k) Plans Master Trust investment income	84,779,154	100,750,094
Other investment income	5,336,080	5,963,565
Total Additions	133,376,530	132,370,916
Benefit payments to participants	(96,393,516)	(86,333,510)
Net increase prior to plan transfers	36,983,014	46,037,406
Plan transfers
Transfer in from Arconic Inc. Retirement Savings Plans	609,232,553	743,442,012
Transfers between plans, net	(64,799)	64,799
Net increase	646,150,768	789,544,217
Net assets available for benefits
Beginning of period	—	—
End of period	$646,150,768	$789,544,217

The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Notes to Financial Statements

1. Description of Plans
General
The Arconic Corp. Hourly 401(k) Plan (“Hourly Plan”) and the Arconic Corp. Salaried 401(k) Plan (“Salaried Plan”) (collectively, the “Plans”) are defined contribution savings plans maintained pursuant to a master trust agreement (the “Master Trust”) between Arconic Corporation (“Arconic,” the “Company,” or the “Plan Sponsor”) and the trustee, The Bank of New York Mellon (“Trustee”). Arconic is the administrator of the Plans and has placed complete authority to control and manage the operation and administration of the Plans in a committee comprised of certain of the Company’s senior management (the “Benefits Management Committee” or “Management”). These individuals were appointed by the Company’s Board of Directors.
In general, the Plans provide various investment options for amounts voluntarily withheld from employees’ eligible compensation and for company matching contributions. Reference should be made to the basic prospectus and to the summary plan description of each of the Plans for a summary of the important features of each of the Plans, including eligibility, vesting, employee and company contributions, loans, withdrawals, and compliance with the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan documents are available to participants upon request.
The Separation
On February 5, 2020, Arconic Inc.’s Board of Directors approved the separation of Arconic Inc. into two independent publicly traded companies. On April 1, 2020, the separation transaction (the “Separation”) was completed and became effective. Arconic Inc. was renamed Howmet Aerospace Inc. and the spinoff company was named Arconic Corporation.
In preparation for the Separation, Arconic Rolled Products Corporation (former name of Arconic Corporation) established the Plans from the existing Arconic Inc. Retirement Savings Plans for Salaried Employees (Plan 007) and for Bargaining Employees (also included Non-Bargaining Employees) (Plan 008) (collectively, the “Arconic Inc. Plans”), effective February 1, 2020. The accounts attributable to all participants who were employees or former employees of the underlying operations of Arconic Corporation were transferred to the Plans and such individuals ceased to be participants in the Arconic Inc. Plans. On February 1, 2020, net assets of $1,352,674,565 were transferred from the Arconic Inc. Plans, of which $609,232,553 was transferred to the Hourly Plan and $743,442,012 was transferred to the Salaried Plan.
Prior to the Separation, one of the Plans’ investment options was the Arconic Inc. Stock Fund, which primarily invested in Arconic Inc. common stock. Effective April 1, 2020, the Arconic Inc. Stock Fund was renamed the Howmet Aerospace Inc. Stock Fund, which became a non-employer stock fund holding Howmet Aerospace Inc. common stock, and the Arconic Corporation Stock Fund, which is an employee stock ownership plan primarily invested in Arconic Corporation common stock, was established. Additionally, on April 1, 2020, each shareholder of record of Arconic Inc. common stock as of the close of business on March 19, 2020 received one share of Arconic Corporation common stock for every four shares of Arconic Inc. common stock owned. The Howmet Aerospace Inc. Stock Fund was frozen to new investment beginning on April 1, 2020 and was terminated as an investment option under the Plans on January 15, 2021. All funds remaining in the Howmet Aerospace Inc. Stock Fund at the liquidation date were credited to participant accounts in the applicable BlackRock LifePath Fund, which are the Plans’ Qualified Default Investment Alternative Funds.
Eligibility and Vesting
The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. Employees are immediately eligible for plan participation. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. A participant is immediately vested in company contributions, which are therefore nonforfeitable.

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Notes to Financial Statements
Employee Contributions
Eligible employees may elect to contribute up to 25% of eligible compensation as pretax, not to exceed the Internal Revenue Service (“IRS”) limit, or up to 10% as after-tax, with a maximum of 25% in the aggregate. Eligible employees in the Hourly Plan may defer as pre-tax savings and/or pre-tax catch-up contributions, a maximum of 50% of amounts earned under the applicable pay for performance plan in increments of 10% and subject to the maximums allowable by the Internal Revenue Code (“IRC”) and Department of Treasury regulations.
Negotiated deferrals, as defined in the Hourly Plan document, for certain eligible collective bargaining employees will be contributed to their plan accounts as a separate pre-tax contribution.
Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may elect to make additional pre-tax catch-up contributions up to a maximum of $6,000, or such other amount adjusted for cost-of-living increases.
Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.
Eligible employees hired or rehired are automatically enrolled in the Plans after 60 days of hire or rehire and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate. After 90 days of plan participation, the pre-tax savings rate will be increased by one percentage point on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase, and target contribution rate or stop automatic enrollment at any time.
The Plans also accept rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans to the extent the rollover is permitted under Section 402(c) of the IRC. An eligible employee’s rollover contribution is credited to his or her account and thereafter treated like the participant’s pre-tax savings with respect to withdrawals, loans, and investment options under the Plans. The Plans do not accept rollover contributions from Roth individual retirement accounts.
Employer Contributions
The Company may provide a matching employer contribution to an employee’s contribution up to 6% of the employee’s eligible compensation. For the Hourly Plan, the specific matching employer contribution for (i) bargaining employees is based upon the provisions of various collective bargaining agreements and (ii) non-bargaining employees is based upon an election made by the participating locations. The Company does not match negotiated deferral contributions for bargaining employees under the Hourly Plan. For the Salaried Plan, participating locations must make a matching employer contribution. Effective April 16, 2020, the Company suspended the matching employer contribution related to the Salaried Plan, one of several measures implemented in an effort to mitigate the impacts of the coronavirus pandemic on Arconic’s business and financial performance. This suspension was lifted effective September 1, 2020 and the matching employer contribution was restored to the levels in effect on April 15, 2020.
In addition, certain bargaining employees hired or rehired as of specified dates negotiated under the collective bargaining agreements and certain salaried and non-bargaining eligible employees of the Plans receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation each pay period.
Both the matching employer contributions and employer retirement income contributions are contributed in the same manner as the participant’s other investment elections. If the participant has not made investment elections, matching employer contributions will automatically be invested in the appropriate targeted maturity fund based on the participant’s year of birth.

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Notes to Financial Statements
Certain eligible bargaining employees in the Hourly Plan hired or rehired as of specified dates negotiated under collective bargaining agreements will receive retiree medical savings contributions to their accounts in an amount equal to $0.40 per hour worked. These employer contributions are contributed in the appropriate targeted maturity fund based on the participant’s year of birth but may be transferred by the participant from the applicable Qualified Default Investment Alternative Fund to any eligible fund.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the matching employer contribution and (b) plan earnings. Allocations of plan earnings are based on individual participant investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Notes Receivable From Participants
Generally, participants may borrow from their individual account balances in the Plans, excluding employer contributions made on or after January 1, 2011, employer retirement income contributions, transitional employer retirement income contributions, and retiree medical savings contributions.
The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant’s account balance or $50,000. Loans are collateralized by a portion of the participant’s account balance, and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed. Interest rates ranged from 4.25% to 10.50% as of December 31, 2020. For each loan request, a loan processing fee is deducted from the loan amount to cover administrative expenses.
Payment of Benefits
While actively employed, a participant has access to account funds through loans, non-hardship withdrawals of after-tax and rollover contributions, withdrawals if over age 59 1/2, hardship withdrawals of pre-tax contributions, and, to comply with changes made by the Bipartisan Budget Act of 2018, effective January 1, 2019, the related investment earnings on pre-tax contributions.
On termination of service due to death, disability or retirement, a participant with an account balance greater than $5,000 may elect to leave their investments in the Plans or receive a lump-sum distribution. A participant who leaves their investments in the Plans and elects to receive a distribution at a later date is permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution when the participant reaches age 69. Participants can choose alternative distribution options.
Risks and Uncertainties
The Plans invest in investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Individual Plan Net Assets Available for Benefits and the Statement of Changes in Individual Plan Net Assets Available for Benefits.
Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plans to terminate the Plans subject to the provisions of ERISA. In the event of a plan termination, any unallocated assets of the Plans shall be allocated to participant accounts and distributed in such a manner as the Plan Sponsor may determine. Also, the Plan Sponsor has the right under the Plans to discontinue its contributions at any time.

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Notes to Financial Statements
Coronavirus Aid, Relief, and Economic Security (CARES) Act
On March 27, 2020, the CARES Act was signed into law and, among other things, included several relief provisions available to tax-qualified retirement plans and their participants. The Plan Sponsor evaluated the relief provisions available under the CARES Act and implemented the following provisions to the Plans effective May 8, 2020:
•Participants may withdraw certain account balances up to $100,000 through December 31, 2020 (referred to as coronavirus-related distributions), subject to satisfying required eligibility.
•Participants have the option to suspend loan repayments due through December 31, 2020 related to existing loans and new loans initiated on or before December 31, 2020.
•Required minimum distributions related to the 2020 calendar year were waived, including those scheduled to be paid after December 31, 2020 but before April 1, 2021.

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plans are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of the Plans’ financial statements in conformity with GAAP may require management to make estimates based on judgments and assumptions, which may affect the reported amounts of assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates upon subsequent resolution of identified matters.
Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Investment contracts held by a defined contribution plan are reported at contract value. Contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of such plan.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Plan interest in Arconic Corp. 401(k) Plans Master Trust investment income and other investment gains includes the Plans’ unrealized and realized gains and losses on investments.
Benefit Payments to Participants
Benefits are recorded when paid.
Notes Receivable From Participants
Notes Receivable from Participants are reported at the unpaid principal balance of borrowings from individual account balances along with the accrued and unpaid interest. Loans in default are reclassified as benefit payments to participants based upon the terms of the Plans.
Administrative Expenses
All the fees described below are included within Plan Interest in Arconic Corp. 401(k) Plans Master Trust net investment gain.
Investment management fees related to both the Arconic Corporation Stock Fund and Fixed Income Fund are paid by the Plans from assets of the respective funds. For the Arconic Corporation Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund’s net assets.
Many funds in the Plans are registered investment companies (e.g., mutual funds). Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value (“NAV”). Expenses charged by registered investment companies include asset management and administrative fees.
The funds offered by BlackRock Institutional Trust Company, N.A., and the Trustee incur expenses that reduce earnings in these funds and are reflected in the respective NAV. These funds are not available to individual investors

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Notes to Financial Statements
outside the Plans and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.
Participants with investments in the funds included in the Master Trust are subject to an administrative expense fee, which is used to pay the expenses of the Plans such as, among others, trustee, recordkeeping, audit, and consulting. This fee is charged on a daily basis and is reflected in the price at which participants transact. Participants that maintain a self-directed brokerage account within the Plans are subject to a monthly account maintenance fee. Additionally, participants are subject to processing fees for loan requests, domestic relations orders, and expedited delivery requests. Total administrative expenses charged to participants were $872,894 for the Hourly Plan and $566,472 for the Salaried Plan for the period from February 1, 2020 to December 31, 2020.

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Notes to Financial Statements
3. Master Trust
The Plans offer a variety of investment options which are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. The Hourly Plan and Salaried Plan each have a divided interest in the Master Trust based on individual participant investment elections.
The following table sets forth the net assets of the Master Trust and each Plan’s interest in the net assets of the Master Trust as of December 31, 2020:

	Hourly Plan	Salaried Plan	Total
Investments at fair value
Arconic Corporation Stock Fund (includes $106,370 held in a common collective trust)	$11,084,794	$7,327,115	$18,411,909
Howmet Aerospace Inc. Stock Fund	16,677,289	15,673,457	32,350,746
Mutual funds	279,913,579	434,681,404	714,594,983
Commingled trusts	207,984,959	196,639,523	404,624,482
Total investments at fair value in Arconic Corp. 401(k) Plans Master Trust	515,660,621	654,321,499	1,169,982,120
Investment contracts at contract value	82,743,294	98,662,865	181,406,159
Total investments in Arconic Corp. 401(k) Plans Master Trust	$598,403,915	$752,984,364	$1,351,388,279

The following table sets forth the components of the net investment gain earned by the investments held by the Master Trust (including those purchased and sold during the period) for period from February 1, 2020 to December 31, 2020:

Investment gain
Arconic Corporation Stock Fund (includes $726 in common collective trusts)	$15,608,529
Howmet Aerospace Inc. Stock Fund (includes $3,362 in common collective trusts)	19,974,550
Arconic Inc. Stock Fund	(22,247,299)
Mutual funds	105,030,978
Commingled trusts	54,121,752
172,488,510
Interest	3,697,830
Mutual fund dividends	9,308,693
Arconic Inc. Stock Fund dividends	34,215
Net investment gain from Arconic Corp. 401(k) Plans Master Trust investments	$185,529,248
In addition to the investments held in the Master Trust, participants have the option to maintain a self-directed brokerage account that allows the participants to select and manage investments from a variety of options not directly available in the Plans. The following table sets forth the components of the net investment gain earned by the investments held outside the Master Trust (including those purchased and sold during the period) for the period from February 1, 2020 to December 31, 2020:

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Notes to Financial Statements

Net investment gain	$10,482,008
Interest	24,739
Dividends and capital gains	792,898
Net investment gain from investments outside the Master Trust	$11,299,645

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Notes to Financial Statements
4. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy is used to distinguish between (i) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (ii) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques are required to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:
•Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.
•Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3—Inputs that are both significant to the fair value measurement and unobservable.
Below is a description of the valuation methodologies used to measure the fair value of assets held both inside and outside of the Master Trust. The methods described may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Plans believe the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the reporting date.
Cash and Cash Equivalents
Valued at cost which approximates fair value.
Fixed Income Securities
Valued on the basis of valuations furnished by Trustee-approved (broker/dealer approved for assets held outside of the Master Trust), independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate, and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.
Equity Securities
Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds
Valued at the daily closing price as reported by the fund.
Commingled Trusts

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Notes to Financial Statements
Valued at the NAV of shares held by the Plans at year end. These trusts are not publicly listed. There are no unfunded commitments with respect to commingled trusts. Participants can transact daily with these trusts, however, significant withdrawals may be subject to redemption restrictions, at the Trustee’s discretion, to the extent that it is determined such actions would disrupt management of the trust.
Self-directed Brokerage Accounts
Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.
The following table sets forth the fair value of the Plans’ assets by level within the fair value hierarchy or net asset value as of December 31, 2020.

	Level 1	Level 2	Level 3	Net Asset Value*	Total
Arconic Corp. 401(k) Plans Master Trust
Arconic Corporation Stock Fund	$18,305,539	$—	$—	$106,370	$18,411,909
Howmet Aerospace Inc. Stock Fund	32,350,746	—	—	—	32,350,746
Mutual funds	714,594,983	—	—	—	714,594,983
Commingled trusts	—	—	—	404,624,482	404,624,482
Total of assets in Arconic Corp. 401(k) Plans Master Trust	765,251,268	—	—	404,730,852	1,169,982,120
Self-directed brokerage account	54,818,205	379,199	—	—	55,197,404
Fair value of plan assets	$820,069,473	$379,199	$—	$404,730,852	$1,225,179,524
*    Investments measured at NAV per share (or its equivalent) were classified outside the fair value hierarchy as permitted under GAAP. The NAV amounts presented in this table are intended to provide a reconciliation of the fair value hierarchy to the line items presented in the Statement of Individual Plan Net Assets Available for Benefits.

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Notes to Financial Statements
5. Investment Contracts
The Plans hold a portfolio of investment contracts, all of which are synthetic (the “Investment Contracts”). The Investment Contracts are held in the Fixed Income Fund (the “Fund”) and are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract issuers (banks or insurance companies) are contractually obligated to repay the principal by providing a guarantee that the crediting rate will not fall below 0%.
Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund’s current market value at the Fund’s current yield to maturity for a period equal to the Fund’s duration. The crediting rate is the discount rate that equates estimated future market value with the Fund’s current contract value, but it may not be less than zero.
The crediting rate, and hence the Fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.
Certain events limit the ability of the Plans to transact at contract value with the contract issuer. Such events include the following: (1) the Plans’ failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow, (6) merger or consolidation of the Plan with another plan, the transfers of the Plan’s assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option.
Management does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.
The Investment Contracts generally allow the contract issuers to terminate the agreement. However, the contract issuers would be required to grant the Fund a right to amortize any market to book differential over an agreed upon period of time.

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Notes to Financial Statements
6. Related-Party Transactions
The Plans own shares of common stock of Arconic Corporation through the investment in the Arconic Corporation Stock Fund and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations thereunder. From April 1, 2020 to December 31, 2020, purchases and sales of shares of common stock in the Arconic Corporation Stock Fund were $16,425,421 and $17,620,942, respectively. As of December 31, 2020, the Plans owned 616,804 shares of Arconic Corporation common stock.
In conjunction with the creation of the Plans on February 1, 2020 in preparation for the Separation, $51,522,790 of Arconic Inc. common stock was transferred to the Plans from the Arconic Inc. Retirement Savings Plans. Arconic Inc. was the sponsor of the Plans from February 1, 2020 to March 31, 2020. The Plans owned shares of Arconic Inc. common stock through the investment in the Arconic Inc. Stock Fund. These transactions are exempt as defined in ERISA Section 408 and the regulations thereunder. From February 1, 2020 to March 31, 2020, purchases and sales of shares of common stock of the Arconic Inc. Stock Fund were $54,416,434 and $1,764,294, respectively, and dividends earned on Arconic Inc. common stock were $34,215. Effective with the Separation on April 1, 2020, the Plans no longer owned shares of Arconic Inc. common stock (see Note 1).
The Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans.
The Plans invest in funds managed by The Bank of New York Mellon, which is the trustee as defined by the Plans. These transactions, and expenses paid to Bank of New York Mellon, qualify as party-in-interest transactions.
Participants may borrow from their individual account balances in the Plans. The loan program is discussed in Note 1. These transactions qualify as party-in-interest transactions.

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Notes to Financial Statements
7. Tax Status
The IRS has determined and informed the Company by letters dated October 1, 2020 that the Plans are qualified and the trust established under the Plans is tax exempt under the appropriate sections of the IRC. These Plans have been amended since receiving the determination letters. However, Management and the Plans’ tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statements date.
GAAP requires Management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS. Management and the Plans’ tax counsel have analyzed the tax positions taken by the Plans and have concluded that as of December 31, 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. As such, no reserve is required under GAAP. The Plans are subject to audit by the IRS, including the period presented in these financial statements; however, there are no current IRS audits for any tax periods in progress.

Employees’ Retirement Savings Plans of Arconic Corporation and Subsidiary Companies
Notes to Financial Statements
8. Subsequent Events
Management evaluated all activity of the Plans that occurred through June 29, 2021, the date the financial statements were available to be issued, and concluded that no subsequent events occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Arconic Corp. Hourly 401(k) Plan
EIN #84-2745636, Plan 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

*	Arconic Corp. 401(k) Plans Master Trust	Investment in Arconic Corp. 401(k) Plans Master Trust	**	$598,403,915

*	Notes receivable from participants	Interest rates range from 4.25% to 9.50%; loans due at various maturity dates from less than one year to 25 years	**	22,418,035

*	Various	Schwab self-directed brokerage account	**	24,453,047

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Arconic Corp. Salaried 401(k) Plan
EIN #84-2745636, Plan 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value.	Cost	Current value

*	Arconic Corp. 401(k) Plans Master Trust	Investment in Arconic Corp. 401(k) Plans Master Trust	**	$752,984,364

*	Notes receivable from participants	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	5,815,496

*	Various	Schwab self-directed brokerage account	**	30,744,357

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Exhibit Index

Exhibit Number	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Arconic Corp. Hourly 401(k) Plan and the Arconic Corp. Salaried 401(k) Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2021	ARCONIC CORP. HOURLY 401(k) PLAN
ARCONIC CORP. SALARIED 401(k) PLAN

/s/ Erick R. Asmussen
Erick R. Asmussen
Benefits Management Committee Member

/s/ Diana C. Toman
Diana C. Toman
Benefits Management Committee Member

/s/ Melissa M. Miller
Melissa M. Miller
Benefits Management Committee Member

/s/ Marcelo Morgueta
Marcelo Morgueta
Benefits Management Committee Member

/s/ Eric Murray
Eric Murray
Benefits Management Committee Member